UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 9, 2023

AKERNA CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-39096	83-2242651
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1550 Larimer Street, #246, Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (888) 932-6537

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	KERN	NASDAQ Capital Market
Warrants to purchase Common Stock	KERNW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

  Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Private Placement

On June 14, 2023, Akerna Corp. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a private investor (the “Investor”) pursuant to which the Company issued and sold to the Investor an aggregate of 1,000,000 shares of common stock of the Company (“Shares”) at an issue price of $0.50 per Share (the “Per Share Price”), for gross proceeds of $500,000.00 (the “Share Purchase Price”). The Shares were issued to the Investor pursuant to Rule 506(b) of Regulation D under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and Section 4(a)(2) thereunder pursuant to the representations and warranties of the Investor, including that the Investor was an “accredited investor” as defined in Rule 501(a) of Regulation D (the “Offering”).

Under the Securities Purchase Agreement, the Company also agreed that if the Company sells shares of common stock other than Excluded Shares (defined below) after the date of the Securities Purchase Agreement but on or before the Effectiveness Date (as defined in the Registration Rights Agreement described below) at a price per share lower than the Per Share Price (the “Lower Price”), then the number of Shares issuable to Investor shall automatically be increased so that Investor shall be entitled to issuance of additional shares of common stock of the Company (the “True-Up Shares”) such that the aggregate total number of shares of common stock of the Company issued pursuant to the Securities Purchase Agreement (including the 1,000,000 Shares issued initially and any prior issued True-Up Shares) is equal to the Share Purchase Price divided by the Lower Price; provided however that in no case shall the Company be required to issue to the Investor such number of True-Up Shares as would in the aggregate with all Shares issued pursuant to the Securities Purchase Agreement and/or held by the Investor exceed 19.99% of the number of issued and outstanding shares of common stock of the Company on the date hereof without first obtaining the approval of stockholders of the Company as required pursuant to the rules of the Nasdaq Stock Exchange (“Share Issuance Limit”). All True-Up Shares shall be issued prior to the closing of the Company’s merger transaction with Gryphon Digital Mining Inc. (“Gryphon”) pursuant to that certain agreement and plan of merger by and between the Company, Akerna Merger Co., a wholly-owned subsidiary of the Company, and Gryphon dated January 27, 2023, as amended from time to time (the “Merger Agreement”). If Shares in excess of the Share Issuance Limit would be required to be issued pursuant to the Securities Purchase Agreement but for the Share Issuance Limit, then within 3 business days of the event requiring the issuance of such Shares in excess of the Share Issuance Limit, the Company shall instead pay the Investor in cash an amount equal to (i) the difference between the Per Share Price and the Lower Price, multiplied by (ii) the number of Shares issuable to Investor hereunder that exceeds the Share Issuance Limit (a “True-Up Payment”). All True-Up Payments shall be made prior to the closing of the transaction with Gryphon under the Merger Agreement (the “Gryphon Transaction”).

“Excluded Shares” means the Company’s issuance of shares pursuant to the Merger Agreement, the Company’s issuance of shares upon exercise of outstanding warrants, vesting of outstanding restricted stock units or redemption or exchange of outstanding exchangeable share rights, the issuance of preferred stock upon the exchange of the Company’s outstanding senior secured convertible debt pursuant to the Company’s exchange agreements with the holders thereof dated January 27, 2023, as may be amended from time to time (the “Exchange Agreements”), and the issuance of shares of common stock upon the exchange of such preferred stock or the conversion or exchange of outstanding senior secured convertible notes either in accordance with their terms or pursuant to the Exchange Agreements. In calculating the effective price per share in any subsequent sale, the Company shall in good faith factor in the value of any warrants, options or other consideration included in such subsequent sale into the effective price per share of any such subsequent sale of common stock of the Company. The Investor’s rights to receive any True-Up Shares and/or True-Up Payments for the issuance of Shares at the Lower Price shall terminate and be of no further force or effect immediately prior to the closing of the Gryphon Transaction.

Pursuant to the Securities Purchase Agreement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”), requiring the Company to register the Shares and any True-Up Shares under the U.S. Securities Act. Under the terms of the Registration Rights Agreement, we agreed to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) to register the Shares and any True-Up Shares issued to the Investor (collectively, the “Registrable Securities”) for resale by the Investor; (b) to cause the Registration Statement to be declared effective by the Commission on or prior to the closing of the Gryphon Transaction; (c) to maintain the effectiveness of the Registration Statement; and (d) to satisfy the current public information requirement required by Rule 144 under the U.S. Securities Act or any other rule or regulation of the Commission to permit the Investor to sell the Registrable Securities to the public without registration. We agreed to pay the Investor liquidated damages of 1% of the purchase price for each 30-day period in which we are in default of these obligations.

The above is a summary of the material terms of the Securities Purchase Agreement and the Registration Rights Agreement and is qualified in its entirety by the Securities Purchase Agreement and the Registration Rights Agreement, each of which are filed hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference.

Second Amendment to the Merger Agreement

On June 14, 2023, in coordination with entering into the Securities Purchase Agreement, the Company and Gryphon entered into a second amendment to the Merger Agreement (the “Second Amendment”). Pursuant to the terms of the Second Amendment, Section 1.1 of the Merger Agreement was amended to add the defined term “Closing Acquiror Share Price” and amend and restate the definition of “Merger Consideration”.

Specifically, the following definition was added to Section 1.1:

“Closing Acquiror Share Price” means the last reported sale price per share of Acquiror Common Stock on Nasdaq on the second Business Day prior to the Closing Date.

Further, the definition of Merger Consideration which previously read as follows:

“Merger Consideration” means a number of shares of Acquiror Common Stock equal to (a) the quotient obtained by dividing (i) the Acquiror Fully Diluted Share Number by (ii) 0.075, minus (b) the Acquiror Fully Diluted Share Number minus (c) the Adjusted Warrant Share Reserve Number;

was amended and restated in its entirety to read as follows:

“Merger Consideration” means the greater of (a) a number of shares of Acquiror Common Stock equal to (i) the quotient obtained by dividing (A) the Acquiror Fully Diluted Share Number by (B) 0.075, minus (ii) the Acquiror Fully Diluted Share Number minus (iii) the Adjusted Warrant Share Reserve Number, and (b) a number of shares of Acquiror Common Stock equal to the quotient obtained by dividing (i) $115,625,000 by (ii) the Closing Acquiror Share Price.

The Second Amendment also modifies Section 7.3 by adding the following condition to the obligation of Gryphon to close the Gryphon Transaction:

“(q) the Registration Statement contemplated by that certain Registration Rights Agreement, dated as of June 14, 2023, by and between Acquiror and MJ Bridge Co., Inc., shall have been declared effective under the Securities Act by the SEC.”

The above is a summary of the material terms of the Second Amendment and is qualified in its entirety by the Second Amendment which is filed hereto as Exhibit 2.1 and is incorporated herein by reference.

Exchange Agreement Waiver

On June 14, 2023, in connection with entering into the Securities Purchase Agreement, the Company entered into waivers (the “Waivers”) with each of the holders (the “Holders”) of its senior secured convertible notes issued on October 5, 2021 (the “Notes”), separately and not jointly, to waive certain provisions of the Company’s Exchange Agreements with the Holders. Pursuant to the Waivers, the Holders agreed to waive in part (i) the provisions of Section 4.1.1.11 of the Exchange Agreement regarding the timing of completion of the required $500,000 equity financing to extend the original deadline of 30 days from January 27, 2023 until June 15, 2023 and (ii) solely with respect to the Offering, and not with respect to any other Subsequent Placement (as defined in the Exchange Agreements), to waive the Holder’s right to require the Company to consummate a redemption of the Notes using 50% of the aggregate proceeds of the Offering.

The above is a summary of the material terms of the Second Amendment and is qualified in its entirety by the Form of Waiver which is filed hereto as Exhibit 10.3 and is incorporated herein by reference.

Item 3.02 Unregistered Sale of Equity Securities.

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference. The Shares were issued to the Investor on June 14, 2023.

Item 3.03. Material Modifications to Rights of Security Holders.

As a result of the issuance of the Shares in the Offering the conversion price of the Notes, pursuant to the terms of the Notes, is reduced from $1.20 per share to $0.50 per share effective June 14, 2023. Further, pursuant to the terms of the Company’s common stock purchase warrants issued on July 5, 2022 (the “Warrants”) the exercise price of the Warrants was automatically adjusted in the same proportion as the adjustment to the conversion price of the Notes from $0.88 to $0.37 per share. The Warrants may only currently be exercised on a cashless basis.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 9, 2023 the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company determined the final annual bonus for Ms. Jessica Billingsley, Chief Executive Officer of the Company, Mr. Dean Ditto, Chief Financial Officer of the Company, Mr. David McCullough, Chief Technical Officer of the Company and Mr. Ray Thompson, Special Advisor to the Chief Executive Officer, for the year ended December 31, 2022.

For the year ended December 31, 2022, the Committee determined that Ms. Billingsley had earned a non-discretionary cash bonus award of $157,800 and no discretionary share bonus. As result of the determination of Ms. Billingsley’s annual bonus for the fiscal year ended December 31, 2022, the total annual compensation of Ms. Billingsley for the fiscal year ended December 31, 2022 as previously reported in the Company’s Summary Compensation Table prepared in accordance with Item 402 of Regulation S-K under the United States Securities Exchange Act of 1934, as amended, increased from $304,503 to $462,303.

For the year ended December 31, 2022, the Committee determined that Mr. Ditto had earned a non-discretionary cash bonus award of $18,230. As result of the determination of Mr. Ditto’s annual bonus for the fiscal year ended December 31, 2022, the total annual compensation of Mr. Ditto for the fiscal year ended December 31, 2022 as previously reported in the Company’s Summary Compensation Table prepared in accordance with Item 402 of Regulation S-K under the United States Securities Exchange Act of 1934, as amended, increased from $142,950 to $161,180.

For the year ended December 31, 2022, the Committee determined that Mr. McCullough had earned a non-discretionary cash bonus award of $41,930. As result of the determination of Mr. McCullough’s annual bonus for the fiscal year ended December 31, 2022, the total annual compensation of Mr. McCullough for the fiscal year ended December 31, 2022 as previously reported in the Company’s Summary Compensation Table prepared in accordance with Item 402 of Regulation S-K under the United States Securities Exchange Act of 1934, as amended, increased from $240,432 to $282,362

For the year ended December 31, 2022, the Committee determined that Mr. Thompson had earned a non-discretionary cash bonus award of $40,380. As result of the determination of Mr. Thompson’s annual bonus for the fiscal year ended December 31, 2022, the total annual compensation of Mr. Thompson for the fiscal year ended December 31, 2022 as previously reported in the Company’s Summary Compensation Table prepared in accordance with Item 402 of Regulation S-K under the United States Securities Exchange Act of 1934, as amended, increased from $233,854 to $274,234.

On June 9, 2023, the Committee also established the following compensation targets for all executive officer of the Company for non-discretionary bonuses for the fiscal year ending December 31, 2023:

Successful working capital management until closing of the Gryphon Transaction.

o	50% -- Akerna meets its liquidity requirements until closing of the Gryphon Transaction

o	50% - Management achieves a final closing price with MJ Acquisition Co. that is not Materially Lower than the original $5M offer due to failure to meet closing conditions.

▪	Materially Lower = 15% or less

Sliding Scale

Achievement of Full Price	Final Price	Payout %
Between 95% and 100%	$4.75M to $5.00M	100%
Between 90% and 94.9%	$4.5M to $4.749M	80%
Between 85% and 89.9%	$4.25M to $4.495M	50%
Below 85%	Below $4.25M	0%

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed as part of this report:

Exhibit Number	Description
4.1	Second Amendment to the Agreement and Plan of Merger by and between Akerna Corp., Akerna Merger Co. and Gryphon dated June 14, 2023
10.1	Securities Purchase Agreement by and between Akerna Corp. and the investor named therein dated June 14, 2023
10.2	Registration Rights Agreement by and between Akerna Corp. and the investor named therein dated June 14, 2023
10.3	Form of Waiver to Exchange Agreement dated June 14, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Additional Information and Where to Find It

This Current Report on Form 8-K may be deemed to be solicitation material with respect to the proposed transactions between Akerna and Gryphon and between Akerna and MJ Acquisition Co. In connection with the proposed transactions, Akerna has filed relevant materials with the United States Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that contains a prospectus and a proxy statement. Akerna will mail the proxy statement/prospectus to the Akerna stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective. Investors and securityholders of Akerna and Gryphon are urged to read these materials because they will contain important information about Akerna, Gryphon and the proposed transactions. This Current Report on Form 8-K is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Akerna may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC on Akerna’s website at www.akerna.com, on the SEC’s website at www.sec.gov or by directing a request to Akerna’s Investor Relations at (516) 419-9915.

This Current Report on Form 8-K is not a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions, and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Akerna, Gryphon, MJ Acquisition Co. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Akerna in connection with the proposed transactions. Information about the executive officers and directors of Akerna are set forth in Akerna’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 19, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Akerna, is set forth in the proxy statement/prospectus included in Akerna’s registration statement on Form S-4. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements based upon the current expectations of Gryphon and Akerna. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Akerna, Gryphon and MJ Acquisition Co. to consummate the proposed merger or asset sale, as applicable; (iii) risks related to Akerna’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Akerna stockholders and Gryphon stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Akerna’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its business plan; and (x) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Akerna’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, each filed with the SEC, and in other filings that Akerna makes and will make with the SEC in connection with the proposed transactions, including the proxy statement/prospectus described under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Akerna and Gryphon expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 15, 2023	AKERNA CORP.

	By:	/s/ Jessica Billingsley
		Name:	Jessica Billingsley
		Title:	Chief Executive Officer